EXHIBIT 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,					THREE MONTHS ENDED DECEMBER 31,
	1997	1998	1999	2000	2001	2001

Earnings: Income before income taxes (a) Fixed charges	$1,821.7 176.5	2,002.3 218.2	2,064.0 258.1	2,212.9 359.5	1,624.3 377.3	375.1 88.3
Earnings, as defined	$1,998.2	2,220.5	2,322.1	2,572.4	2,001.6	463.4

Fixed Charges: Interest expense One-third of all rents	$ 124.2 52.3	161.4 56.8	199.0 59.1	292.4 67.1	304.3 73.0	70.1 18.2
Total fixed charges	$ 176.5	218.2	258.1	359.5	377.3	88.3

Ratio of Earnings to Fixed Charges	11.3x	10.2x	9.0x	7.2x	5.3x	5.2x

(a) Represents income before income taxes and minority interests in the income of consolidated subsidiaries with fixed charges.